Exhibit 99.3

ASAT HOLDINGS LIMITED

UNITS CONSISTING OF ONE SERIES A REDEEMABLE

CONVERTIBLE PREFERRED SHARE AND ONE WARRANT

TO PURCHASE 50 ORDINARY SHARES

OFFERED PURSUANT TO RIGHTS DISTRIBUTED TO HOLDERS OF RECORD OF

ORDINARY SHARES OF ASAT HOLDINGS LIMITED AS OF [                    ], 2006

Dear Shareholder:

This notice is being distributed by ASAT Holdings Limited, an exempted company with limited liability formed under the Companies Law of the Cayman Islands (the “Company”), to all holders of record of its ordinary shares at the close of business on [                    ], 2006, the record date, in connection with a distribution in a rights offering of rights to subscribe for and purchase units (each, a “Unit”) consisting of one Series A Redeemable Convertible Preferred Share of the Company and one warrant to purchase 50 ordinary shares of the Company. The subscription rights are described in detail in the enclosed prospectus dated [                    ], 2006. You should carefully review the prospectus and other materials enclosed as this notice does not contain a complete summary of the rights offering.

In connection with the rights offering, holders of the Company’s ordinary shares as of the record date have been granted subscription rights. Each subscription right entitles the holder to subscribe for and purchase one Unit at a subscription price of $50.00. Holders of the Company’s ordinary shares as of the record date have been granted one subscription right for every 1,850 ordinary shares of the Company they held on the record date. Fractional subscription rights will not be issued.

If you held ordinary shares of the Company in the form of our American Depository Shares (“ADSs”), as each ADS represents 5 ordinary shares, you will effectively be able to purchase one Unit for every 370 ADSs that you held on the record date

The subscription rights are evidenced by Subscription Rights Certificates. The Subscription Rights Certificates and underlying subscription rights are transferable to specified transferees. The subscription rights expire, if not exercised, at 5:00 p.m., New York, New York time, on [                    ], 2006 (the “Expiration Time”), unless we extend the subscription rights in our sole discretion. We also may withdraw or amend the subscription rights or rights offering at any time prior to the Expiration Time. Should you exercise your subscription rights, your exercise will not be revocable by you.

In addition to the prospectus, you will find enclosed (i) a Subscription Rights Certificate; (ii) Instructions for Use of ASAT Holdings Limited Subscription Rights Certificates; and (iii) a return envelope addressed to U.S. Bank National Association, which is acting as the Subscription Agent. While we have provided a return envelope, timely and proper delivery of the materials and funds required to exercise the subscription rights is entirely at your risk.

As more fully set forth in the attached materials, to exercise the subscription rights, you must properly complete and sign the Subscription Rights Certificate and forward it to the Subscription Agent, with payment of the subscription price in full for each Unit subscribed for pursuant to the subscription rights. The Subscription Agent must receive the Subscription Rights Certificate with payment of the full subscription price, including final clearance of any checks, prior to 5:00 p.m., New York, New York time, on [                    ], 2006. RIGHTS NOT PROPERLY EXERCISED PRIOR TO THIS TIME WILL EXPIRE. A RIGHTS HOLDER CANNOT REVOKE THE EXERCISE OF ITS RIGHTS.

Additional copies of the enclosed materials may be obtained from U.S. Bank National Association, the Subscription Agent, by calling (651) 495-3512.

ASAT HOLDINGS LIMITED

Robert J. Gange

Chief Executive Officer